UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Enumeral Biomedical Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

294017108
(CUSIP Number)

180 Degree Capital Corp.
7 N. Willow Street, Suite 4B
Montclair, New Jersey 07042
Attention: Daniel B. Wolfe
Telephone: 973-746-4500
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 294017108

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,033,868 shares of common stock 1,255,120 warrants for the purchase of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,033,868 shares of common stock 1,255,120 warrants for the purchase of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,288,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The aggregate percentage of common stock and warrants reported owned by each person named herein is based upon 128,409,788 shares of common stock outstanding as reported on the Issuer's quarterly report filed on Form 10-Q on May 22, 2017 plus 1,255,120 warrants owned by 180.

CUSIP No. 294017108

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,033,868 shares of common stock 1,255,120 warrants for the purchase of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,033,868 shares of common stock 1,255,120 warrants for the purchase of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,288,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.4% from 180 Degree Capital Corp. (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The aggregate percentage of common stock and warrants reported owned by each person named herein is based upon 128,409,788 shares of common stock outstanding as reported on the Issuer's quarterly report filed on Form 10-Q on May 22, 2017 plus 1,255,120 warrants owned by 180.

(2)
As described in Item 2, Mr. Rendino is deemed to have shared voting and dispositive power over the shares of the Company held by 180 Degree Capital Corp. ("180") as a result of his position as Chief Executive Officer of 180. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 294017108

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,033,868 shares of common stock 1,255,120 warrants for the purchase of common stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,033,868 shares of common stock 1,255,120 warrants for the purchase of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,288,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.4% from 180 Degree Capital Corp. (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The aggregate percentage of common stock and warrants reported owned by each person named herein is based upon 128,409,788 shares of common stock outstanding as reported on the Issuer's quarterly report filed on Form 10-Q on May 22, 2017 plus 1,255,120 warrants owned by 180.

(2)
As described in Item 2, Mr. Wolfe is deemed to have shared voting and dispositive power over the shares of the Company held by 180 as a result of his position as President, Chief Financial Officer, and Chief Compliance Officer of 180. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 294017108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on April 3, 2015.  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

Item 2(a)-(c) and (f) is hereby amended and restated to read as follows:

(a) - (c) This Statement is filed by 180 Degree Capital Corp. (“180”), Daniel B. Wolfe and Kevin M. Rendino (each, a "Reporting Person"). Mr. Wolfe and Mr. Rendino may be deemed to have shared voting and shared dispositive power over the Common Stock owned by 180 (the "Shares") as result of their respective positions as President, Chief Financial Officer and Chief Compliance Officer (Mr. Wolfe) and Chief Executive Officer (Mr. Rendino) of 180. The principal business address of each Reporting Person is 7 N. Willow Street, Suite 4B, Montclair, NJ 07042. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(f) 180 is a New York corporation. Mr. Wolfe and Mr. Rendino are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 7,033,868 shares owned by 180 is approximately $4.4 million. The aggregate purchase price of the 1,255,120 warrants owned by 180 is approximately $420,000. Such shares and warrants were acquired in multiple private placement financings of the Registrant.

Item 4. Purpose of Transaction
Item 4 is hereby amended and restated to read as follows:

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference. 180 acquired such securities in the Company for investment purposes. Depending upon overall market conditions, other investment opportunities available to 180, the availability of Shares at prices that would make the purchase of additional Shares desirable, or the market price at which Shares are then currently trading that would make the sale of Shares desirable (in either case, including market prices that may exist as a result of this filing or other filings by 180), 180 may increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as 180 may deem advisable. 180 does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

180 intends to review its investment in the Issuer on a continuing basis and to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, 180 may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation,

•	communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons;

•	making proposals or director nominations to the Issuer;

•	soliciting proxies with respect to proposals or director nominees made by 180;

•	supporting proposals or director nominations made by 180 or other stockholders;

•	purchasing additional Shares or selling some or all of their Shares; or

•	changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer
Item 5(a)-(c) are hereby amended and restated in its entirety as set forth below:

(a)-(b) The aggregate percentage of common stock and warrants reported owned by each person named herein is based upon 128,409,788 shares of common stock outstanding as reported on the Issuer's quarterly report filed on Form 10-Q on May 22, 2017 plus 1,255,120 warrants owned by 180. Mr. Rendino and Mr. Wolfe may be deemed to have shared voting and dispositive power over the Common Stock owned by 180 as a result of Mr. Rendino's position as Chief Executive Officer of 180 and Mr. Wolfe's position as President, Chief Financial Officer and Chief Compliance Officer of 180.

(c) Schedule A annexed hereto lists all the transactions in the Common Stock that were effected during the prior sixty days. All of such transactions related to the Common Stock were effected in the open market.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2017

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

/s/ Daniel B. Wolfe
Daniel B. Wolfe

/s/ Kevin M. Rendino
Kevin M. Rendino

Schedule A
Transactions in the Common Stock of the Issuer During Past Sixty Days

Class of Security	Shares Sold	Price Per Share	Date of Sale
Common Stock	80,000	$0.0582	6/21/2017
Common Stock	315,600	$0.0245	7/3/2017
Common Stock	35,000	$0.0133	7/10/2017
Common Stock	11,900	$0.0133	7/11/2017
Common Stock	200,000	$0.0193	7/14/2017
Common Stock	290,000	$0.0125	7/25/2017